82-3172

DBS

SUPPL

Performance Summary

Unaudited Financial Results
for Third Quarter ended
September 30, 2004

dlw
11/3

Contents

Page

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
For the period							
Operating income	**1,087**	1,113	(2)	1,553	**3,906**	3,145	24
Operating profit before goodwill amortisation and provisions	**596**	655	(9)	1,071	**2,430**	1,786	36
Net profit before taxation	**491**	405	21	972	**2,084**	1,040	100
Net profit attributable to members	**362**	291	24	847	**1,697**	733	132
Net profit attributable to members (excluding goodwill amortisation)	**472**	398	19	957	**2,027**	1,053	92
At period-end							
Shareholders' funds	**16,200**	14,620	11	16,047	**16,200**	14,620	11
Interest bearing assets	**140,025**	135,268	4	141,290	**140,025**	135,268	4
Customer loans [1/]	**67,221**	63,902	5	65,053	**67,221**	63,902	5
Customer deposits	**107,008**	107,056	-	108,179	**107,008**	107,056	-
Total assets	**166,087**	160,231	4	168,182	**166,087**	160,231	4
Per share (in $)							
Basic earnings excluding goodwill amortisation [2/]	**1.26**	1.07	18	1.56	**1.70**	0.94	81
Basic earnings [2/]	**0.96**	0.78	23	1.26	**1.40**	0.65	115
Diluted earnings [2/]	**0.93**	0.75	24	1.22	**1.35**	0.63	114
Net asset value at period-end							
(i) based on existing ordinary share capital	**10.56**	9.56	10	10.47	**10.56**	9.56	10
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**10.39**	9.40	11	10.31	**10.39**	9.40	11

Performance ratios

(%)	3rd Qtr 2004	3rd Qtr 2003	2nd Qtr 2004	9 Mths 2004	9 Mths 2003
On a GAAP basis					
Return on assets [2/]	**0.86**	0.73	1.09	**1.29**	0.63
Return on equity [2/]	**8.99**	8.00	12.08	**13.48**	6.77
Excluding goodwill amortisation					
Return on assets [2/]	**1.12**	1.00	1.34	**1.56**	0.91
Return on equity [2/]	**11.72**	10.93	14.87	**16.31**	9.73
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**45.2**	41.2	31.0	**37.8**	43.2
As a percentage of total operating income:					
- net interest income	**59.3**	52.8	41.9	**49.4**	55.5
- non-interest income	**40.7**	47.2	58.1	**50.6**	44.5
Capital adequacy ratios (at period-end) [3/]					
- Tier 1 capital	**11.8**	10.5	11.6	**11.8**	10.5
- Total capital	**15.4**	15.2	15.6	**15.4**	15.2

Notes:

1/ After deducting cumulative provisions.

2/ Earnings per share, return on assets and return on equity were computed on an annualised basis (gains from the sale of investments in Wing Lung Bank and DBS Thai Danu Bank Public Company Limited were not annualised).

3/ Ratios for 2004 were computed based on the revised MAS capital framework issued on May 28, 2004. Comparatives for 2003 were not restated to the new basis and were computed using Bank for International Settlements ("BIS") guidelines.

Financial Review

DBSH Group's net profit attributable to members ("NPAM") was $362 million for third quarter 2004, up 24% over third quarter 2003 and down 57% over second quarter 2004. Excluding the one-time gains of $187 million from sale of the Group's 10% stake in Wing Lung Bank and $310 million gain from sale of the Group's 59% stake in DBS Thai Danu Bank Public Company Limited ("DTDB") in second quarter 2004, NPAM would show a 3% increase over the previous quarter. The increase was driven mainly by growth in non-interest income.

- Operating income of $1.087 billion was 2% lower than third quarter 2003 due mainly to a 16% decline in non-interest income from lower treasury gains and fees from stockbroking and investment banking activities. The decline was significantly offset by a 10% growth in net interest income year on year from higher loan volumes, increased investment in debt securities and a rise in interbank interest rates. Compared to second quarter 2004, operating income (excluding one-time gains) rose 3%, largely due to higher treasury gains and fees from sales of wealth management products.
- Operating expenses rose 7% over third quarter 2003 and 2% over second quarter 2004. Changes in expenses were mainly due to variable staff costs, which varied in tandem with revenue generation activity. Third quarter 2004 also saw increases in other expenses, a result of higher promotion and marketing activities over the same quarter last year.
- Cost-to-income ratio (excluding goodwill amortisation) was 45.2% for third quarter 2004, compared to 41.2% in third quarter 2003 and 31.0% in second quarter 2004. Excluding one-time gains, cost-to-income ratio would have been 45.6% for the second quarter 2004.
- Provision charge of $17 million was 89% lower compared to third quarter 2003, but 55% higher compared to second quarter 2004. The lower provision charge against the previous year was mainly due to loan recoveries, improving credit quality and property valuation. The higher quarter-on-quarter provision charge was due to the partial release of general provision in the second quarter following the sale and de-consolidation of DTDB.

Profit and Loss Account [1/]

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Net interest income	**645**	588	10	651	**1,930**	1,747	10
Non-interest income	**442**	525	(16)	902	**1,976**	1,398	41
Operating income	**1,087**	1,113	(2)	1,553	**3,906**	3,145	24
Operating expenses	**(491)**	(458)	7	(482)	**(1,476)**	(1,359)	9
Operating profit before goodwill amortisation and provisions	**596**	655	(9)	1,071	**2,430**	1,786	36
Goodwill amortisation	**(110)**	(107)	3	(110)	**(330)**	(320)	3
Operating profit before provisions	**486**	548	(11)	961	**2,100**	1,466	43
Provisions	**(17)**	(154)	(89)	(11)	**(78)**	(459)	(83)
Operating profit	**469**	394	19	950	**2,022**	1,007	101
Share of profits less losses of associated and joint venture companies	**22**	11	100	22	**62**	33	88
Net profit before taxation	**491**	405	21	972	**2,084**	1,040	100
Taxation	**(116)**	(99)	17	(112)	**(348)**	(264)	32
Minority interests	**(13)**	(15)	(13)	(13)	**(39)**	(43)	(9)
Net profit attributable to members	**362**	291	24	847	**1,697**	733	132
NPAM excluding goodwill amortisation	**472**	398	19	957	**2,027**	1,053	92

Note:

1/ Excluding one-time gains of $497 million, the following profit and loss items would have been:

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Non-interest income	442	525	(16)	405	1,479	1,398	6
Operating profit before goodwill amortisation and provisions	596	655	(9)	574	1,933	1,786	8
Net profit attributable to members	362	291	24	350	1,200	733	64

DBS Bank (Hong Kong) Limited

For third quarter 2004, net profit after taxation for DBS Bank (Hong Kong) Limited grew 14% over third quarter 2003 to $131 million. The increase was mainly due to lower provision charge, partly offset by lower non-interest income and higher operating expenses. Compared to second quarter 2004, net profit after taxation declined 6% attributable to lower net interest income and higher operating expenses.

- Net interest income was up 3% over third quarter 2003 mainly due to the wider spread between the Prime rate and HIBOR[1/] and a 10% rise in customer loans. Compared to second quarter 2004, net interest income decreased 4% due to a narrowing of the Prime-HIBOR spread, despite a 2% increase in customer loans.
- Non-interest income in third quarter 2004 declined 16% over third quarter 2003 mainly due to lower income from sales of treasury investment products but was comparable to second quarter 2004.
- Operating expenses were 10% higher compared to third quarter 2003 and 6% higher than second quarter 2004 due to ongoing investments in people and systems to capture business opportunities. A provision, which is not material to the earnings of DBS Bank (Hong Kong) Limited, was made for expenses and potential liabilities relating to the Mei Foo branch safe deposit box incident.
- Provision charge decreased 59% compared to a year ago and 26% over second quarter 2004, in line with the stronger economic environment and property market.

Profit and Loss Account (Based on Hong Kong Generally Accepted Accounting Principles)[2/ 3/]

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Net interest income	**204**	197	3	212	**630**	582	8
Non-interest income	**94**	112	(16)	95	**298**	276	8
Operating income	**298**	309	(4)	307	**928**	858	8
Operating expenses	**(130)**	(118)	10	(123)	**(377)**	(353)	7
Operating profit before provisions	**168**	191	(12)	184	**551**	505	9
Provisions	**(21)**	(51)	(59)	(28)	**(74)**	(152)	(52)
Operating profit	**147**	140	5	156	**477**	353	35
Net profit before taxation	**151**	138	9	160	**489**	351	39
Net profit after taxation	**131**	115	14	140	**421**	291	45

Notes:
1/ HIBOR: Hong Kong Interbank Offer Rate
2/ The exchange rate used for all comparative periods is HK$1 = S$0.2168231.
3/ In the preparation of the consolidated DBSH Group accounts, appropriate adjustments were made to bring DBS Bank (Hong Kong) Limited accounts in line with Singapore Financial Reporting Standards ("FRS"). Under FRS, the contribution from DBS Bank (Hong Kong) Limited was as follows:

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Net profit before taxation	148	148	-	171	494	351	41
Net profit after taxation	126	123	2	150	425	296	44

Net Interest Income and Net Interest Margin

Exhibit 1
Group Net Interest Income and Net Interest Margin


$ m
3,000
2,500
2,000
1,500
1,000
500
0
(%)
3
2
1
0
2,039
2,257
2,645
2,375
1.72
1.81
1.79
1.79
1.83
628
634
651
645
1999 2000 2001 2002 2003
3Q03 4Q03 1Q04 2Q04 3Q04
Net Interest Income
Net Interest Margin (%)

Net interest income grew 10% over third quarter 2003 but declined 1% from second quarter 2004 to $645 million in third quarter 2004.

- The 10% increase in net interest income over third quarter 2003 was largely due to growth in interest bearing assets and continuing efforts in re-balancing the Group's asset composition by deploying funds away from the lower yielding interbank market to higher yielding customer loans and debt securities. Compared to previous quarter, the 1% decline in net interest income was due to the deconsolidation of DTDB's net interest income from the third quarter 2004's numbers. If DTDB's net interest income was similarly excluded in second quarter 2004, net interest income would have increased 3% quarter-on-quarter. This increase was from Singapore lending operations due to better asset mix, partially offset by a narrowing of the Prime-HIBOR spread in Hong Kong.

- Net interest margin for third quarter 2004 was 1.83%, higher than 1.72% in third quarter 2003 and 1.79% in second quarter 2004. Average interest margins for securities and corporate loans in Singapore improved amid strong loan competition. The re-balancing of the Group's asset composition also contributed to the overall improvement in net interest margin.

Table 1
Group Net Interest Income and Net Interest Margin [1/]

	3rd Qtr 2004			3rd Qtr 2003			2nd Qtr 2004		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	**65,992**	**564**	**3.40**	63,593	571	3.56	67,112	567	3.40
Interbank items	**27,904**	**83**	**1.18**	37,018	97	1.04	32,906	100	1.22
Securities [2/]	**46,232**	**337**	**2.90**	34,761	243	2.77	46,292	330	2.87
Total interest bearing assets	**140,128**	**984**	**2.80**	135,372	911	2.67	146,310	997	2.74
Deposits	**106,978**	**183**	**0.68**	106,534	167	0.63	111,529	171	0.62
Others	**22,893**	**156**	**2.72**	20,710	156	2.97	25,502	175	2.76
Total interest bearing liabilities	**129,871**	**339**	**1.04**	127,244	323	1.01	137,031	346	1.01
Net interest income/margin		**645**	**1.83**		588	1.72		651	1.79

	9 Mths 2004			9 Mths 2003		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	**66,454**	**1,692**	**3.40**	62,176	1,767	3.80
Interbank items	**31,242**	**272**	**1.16**	39,475	310	1.05
Securities [2/]	**44,875**	**969**	**2.89**	30,862	638	2.76
Total interest bearing assets	**142,571**	**2,933**	**2.75**	132,513	2,715	2.74
Deposits	**109,800**	**517**	**0.63**	105,326	564	0.72
Others	**23,814**	**486**	**2.72**	18,765	404	2.89
Total interest bearing liabilities	**133,614**	**1,003**	**1.00**	124,091	968	1.04
Net interest income/margin		**1,930**	**1.81**		1,747	1.76

Notes:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.
2/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Fee and commission income							
Stockbroking	**40**	59	(32)	44	**153**	110	39
Investment banking	**20**	30	(33)	22	**68**	59	15
Trade and remittances	**34**	29	17	32	**96**	83	16
Loan related	**45**	43	5	47	**144**	112	29
Deposit related	**24**	25	(4)	26	**75**	77	(3)
Credit card	**22**	24	(8)	21	**65**	65	-
Fund management	**9**	12	(25)	13	**33**	30	10
Wealth management (unit trust distribution and bancassurance)	**42**	26	62	24	**100**	67	49
Others	**11**	11	-	11	**30**	30	-
Total	**247**	259	(5)	240	**764**	633	21
Dividend and rental income	**31**	25	24	44	**88**	66	33
Other income							
Net gain on treasury related activities (including structured investment products)	**145**	215	(33)	101	**497**	528	(6)
Net gain on investment securities	**20**	16	25	512	**619**	155	299
Net gain on fixed assets	**(1)**	1	(200)	3	**4**	1	300
Others	**-**	9	(100)	2	**4**	15	(73)
Total	**164**	241	(32)	618	**1,124**	699	61
Total non-interest income	**442**	525	(16)	902	**1,976**	1,398	41
Non-interest income as a percentage of operating income (%)	**40.7**	47.2		58.1	**50.6**	44.5	

Non-interest income in third quarter 2004 declined 16% over third quarter 2003 and 51% over second quarter 2004 to $442 million. Excluding the $497 million Wing Lung Bank and DTDB disposal gains in the previous quarter, non-interest income for third quarter 2004 was 9% higher.

- Compared to the year-ago quarter, fee and commission income declined 5% to $247 million in third quarter 2004, principally due to lower stockbroking and investment banking fees from quieter regional equity markets. The decline was offset partially by strong growth in wealth management fees following the launch of several new investment products in third quarter 2004 and higher fee income from trade and remittances operations. Compared to the previous quarter, fee and commission income was 3% higher contributed mainly by an increase in wealth management fees.

- Other income was $164 million in third quarter 2004, a fall of 32% from the same quarter last year. Net gain from treasury related activities were lower as third quarter 2003 had strong gains from credit derivative trading and customer business. Excluding the one-time gains from sale of investments in Wing Lung Bank and DTDB, other income increased 36% over the previous quarter. Net gain from treasury related activities were higher contributed by gain from interest rate transactions despite a lack lustre trading environment.

- The ratio of non-interest income to total operating income was 40.7% for the quarter.

Operating Expenses

Table 3
Group Operating Expenses

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Staff costs	**241**	219	10	226	**717**	648	11
Occupancy expenses	**49**	48	2	46	**141**	148	(5)
Technology-related expenses	**74**	68	9	79	**230**	213	8
Revenue-related expenses	**45**	48	(6)	48	**147**	130	13
Others	**82**	75	9	83	**241**	220	10
Total operating expenses	**491**	458	7	482	**1,476**	1,359	9
Cost-to-income ratio (%) (excluding goodwill amortisation)	**45.2**	41.2		45.6[1/]	**43.3**[1/]	43.2	
Staff headcount number (at period-end)	**11,083**	12,026		10,838	**11,083**	12,026	

Note:
1/ Excludes one-time gains arising from sale of Wing Lung shares and disposal of DBS Thai Danu Bank Public Company Limited.

- Excluding goodwill amortisation, operating expenses for third quarter 2004 increased 7% to $491 million over third quarter 2003 and 2% over second quarter 2004. The increase was due mainly to higher staff costs, a result of bonus accrual in line with the stronger bottom-line performance this year. Compared to same quarter last year, technology-related expenses and investment spending on advertising and marketing for retails products were higher with increased business initiatives undertaken.
- The staff headcount at end September 2004 was 11,083, an increase of 2% over end June 2004 as DBS continues to invest in skilled resources to meet its expansion needs.

Provision Charge

Table 4
Group Provision Charge

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Specific provision							
Loans							
Singapore	**(18)**	62	(129)	13	**12**	129	(91)
Hong Kong	**15**	54	(72)	21	**53**	162	(67)
Other countries	**-**	5	(100)	(10)	**(15)**	3	(600)
Sub-Total	**(3)**	121	(102)	24	**50**	294	(83)
Securities, properties and other assets	**4**	(5)	180	14	**19**	88	(78)
Total Specific Provision	**1**	116	(99)	38	**69**	382	(82)
General provision	**16**	38	(58)	(27)	**9**	77	(88)
Total provision charge	**17**	154	(89)	11	**78**	459	(83)
SP + GP (loans) / Average loan (basis point)	**7**	82		22	**18**	69	

Provision charge was $17 million for third quarter 2004, down 89% from third quarter 2003 but up 55% over second quarter 2004.

- The significantly lower provision charge was due to a net write-back of $3 million specific provision charge for loan losses in third quarter 2004 compared to additional $121 million specific provision charge in third quarter 2003. The reduced charge was supported by an improvement in the overall credit quality of the loan portfolio and significant loan recoveries from Singapore corporate loans in third quarter 2004. Specific provision charge for securities, properties and other assets was $4 million in third quarter 2004 due to impairment loss taken for an equity investment. Compared to second quarter 2004, specific provision for loans and securities were also lower, on the back of stronger economic conditions in Singapore and Hong Kong.
- General provision increased in line with growth in customer loans outstanding in all quarters. In the second quarter 2004, net general provision released was $27 million after $40 million general provision was written back through the profit and loss account following the sale of our stake in DTDB.

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Total assets	**166,087**	168,182	159,595	160,231
Customer loans [1/]	**67,221**	65,053	64,335	63,902
Customer deposits	**107,008**	108,179	108,041	107,056
Loan-to-deposit ratio (%)	**62.8**	60.1	59.5	59.7
Loan and non-trading debt securities-to-deposit ratio (%)	**84.2**	81.0	79.7	77.6

Note:
1/ After deducting cumulative provisions.

At the end of September 2004, total assets were $166 billion.

- Compared to end June 2004, net customer loans grew 3%. Excluding DTDB in comparative periods, customer loans grew 10% over end September 2003, driven mainly by 22%, 16% and 7% growth in manufacturing, general commerce and housing loans respectively, while loans to the building and construction sector declined 13%. Customer deposits decreased 1% to $107 billion due to maturity of foreign currency deposits not replaced during the quarter.

- The Group's loan-to-deposit ratio at the end of September 2004 improved to 63%. Including DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits was 84%.

Asset Quality

Exhibit 2
Group Non-Performing Loans


$ m
(%)
10,000
8,000
6,000
4,000
2,000
0
20
15
10
5
0
8,149
13.0
4,411
7.6
4,512
5.7
4,224
6.1
3,780
5.2
4,143
5.7
3,780
5.2
3,359
4.6
2,182
3.0
1,934
2.6
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
1/

Table 6
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Singapore	**2.2**	2.4	3.3	3.9
Hong Kong	**2.2**	2.3	2.9	3.3
Regional countries [2/] (excl. DTDB)	**6.0**	12.5	19.0	20.7
DTDB	**NA**	NA	28.8	29.4
Other countries	**5.8**	6.9	8.5	6.7

Notes:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines.

NA : Not applicable

- The volume of non-performing loans ("NPLs") declined 11% from end of June 2004 to $1.9 billion at the end of September 2004. Out of the $1.9 billion NPLs, $0.5 billion or 24% were restructured NPLs.

- Singapore's NPLs was $0.9 billion and accounted for 48% of the Group's NPLs, while Hong Kong's NPLs of $0.5 billion accounted for 27%.

- The ratio of NPLs to the total non-bank loans ("NPL rate") further improved from 3% at the end of June 2004 to 2.6% at the end of September 2004. The NPL rates for Singapore, Hong Kong and regional countries operations improved to 2.2%, 2.2% and 6% respectively, at the end of September 2004 due to a reduction in non-bank NPLs and a higher loan base.

Loan Grading

Of the total $1.9 billion NPLs at the end of September 2004, 70% were classified as substandard, 9% as doubtful and the remaining 21% in the loss category. 50% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of September 2004 were 182.5% of unsecured NPLs, and 90.6% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$ m
10,000
8,000
6,000
4,000
2,000
0
8,149
4,411
4,512
4,224
3,780
4,143
3,780
3,359
2,182
1,934
Dec99 Dec00 Dec01 Dec02 Dec03
Sep03 Dec03 Mar04 Jun04 Sep04
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$ m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
4,286
2,387
182.5
156.4
1,819
1,752
Dec99 Dec00 Dec01 Dec02 Dec03
Sep03 Dec03 Mar04 Jun04 Sep04
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Sep 30, 2004 NPLs	Sep 30, 2004 Specific provisions	Jun 30, 2004 NPLs	Jun 30, 2004 Specific provisions	Dec 31, 2003 NPLs	Dec 31, 2003 Specific provisions	Sep 30, 2003 NPLs	Sep 30, 2003 Specific provisions
Substandard	375	33	416	41	1,094	125	1,231	146
Doubtful	13	13	19	17	70	54	68	52
Loss	78	78	77	76	245	243	302	301
Total	466	124	512	134	1,409	422	1,601	499

Table 8
Group Customer Loans

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Gross	**68,694**	66,588	66,414	66,157
Less:				
Specific provisions	**579**	652	1,151	1,330
General provisions	**894**	883	928	925
Net total	**67,221**	65,053	64,335	63,902
Excluding DTDB:				
Gross			62,938	62,699
Less:				
Specific provisions			773	938
General provisions			745	742
Net total			61,420	61,019
Analysed by Industry				
Manufacturing	**6,983**	6,262	6,434	6,752
Building & Construction	**7,021**	7,847	7,907	8,346
Housing Loans	**23,414**	23,089	22,603	22,345
General Commerce	**6,910**	6,547	6,634	6,680
Transportation, Storage & Communications	**5,249**	5,122	4,821	4,727
Financial Institutions, Investment & Holding Companies	**5,739**	5,038	5,020	4,634
Professionals & Private Individuals (except Housing Loans)	**7,393**	7,240	7,393	7,252
Others	**5,985**	5,443	5,602	5,421
Total (Gross)	**68,694**	66,588	66,414	66,157
Excluding DTDB:				
Manufacturing			5,423	5,719
Building & Construction			7,679	8,110
Housing Loans			22,232	21,983
General Commerce			5,927	5,960
Transportation, Storage & Communications			4,658	4,591
Financial Institutions, Investment & Holding Companies			4,940	4,579
Professionals & Private Individuals (except Housing Loans)			7,054	6,927
Others			5,025	4,830
Total (Gross)			62,938	62,699
Analysed by Currency and Fixed / Variable Rates				
Fixed rate [1/]				
Singapore dollar	**9,987**	9,424	8,867	8,499
Hong Kong dollar	**412**	245	262	288
US dollar	**24**	1	4	3
Thai Baht	**-**	-	945	935
Others	**296**	187	96	73
Sub-total	**10,719**	9,857	10,174	9,798
Variable rate [2/]				
Singapore dollar	**22,802**	21,577	21,026	21,481
Hong Kong dollar	**21,433**	21,434	20,089	20,584
US dollar	**9,817**	10,028	8,658	8,313
Thai Baht	**22**	21	2,393	2,362
Others	**3,901**	3,671	4,074	3,619
Sub-total	**57,975**	56,731	56,240	56,359
Total (Gross)	**68,694**	66,588	66,414	66,157

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have been effectively converted to variable rate loans through interest rate swaps.

Table 9
Total Group Deposits

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Deposits of non-bank customers	107,008	108,179	108,041	107,056
Deposits and balances of banks	10,453	10,286	7,497	8,802
Total	117,461	118,465	115,538	115,858
Excluding DTDB:				
Deposits of non-bank customers			104,509	103,397
Deposits and balances of banks			7,458	8,742
Total			111,967	112,139

Table 10
Group Customer Deposits

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Analysed by Currency				
Singapore dollar	**59,580**	59,654	56,641	56,122
US dollar	**21,247**	22,490	23,309	21,563
Hong Kong dollar	**17,215**	16,828	17,241	18,628
Thai Baht	**25**	19	3,539	3,651
Others	**8,941**	9,188	7,311	7,092
Total	**107,008**	108,179	108,041	107,056
Analysed by Product				
Savings accounts (include S$ autosave)	**47,858**	48,659	48,028	45,540
Current accounts	**11,603**	11,506	10,486	9,686
Fixed deposits	**43,812**	42,264	45,130	48,182
Other deposits	**3,735**	5,750	4,397	3,648
Total	**107,008**	108,179	108,041	107,056

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio


(%)
25
20
15
10
5
0
19.2
18.9
17.4
15.5
15.1
15.2
15.1
14.5
15.6
15.4
3.5
4.5
5.2
5.2
4.6
4.7
4.6
4.1
4.0
3.6
1/
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Sep 03
Dec 03
Mar 04 2/
Jun 04 2/
Sep 04 2/
Tier I
Tier II

At September 30, 2004, the total Capital Adequacy Ratio (CAR) for DBSH Group was 15.4% based on MAS capital framework (MAS Notice 637) issued on May 28, 2004. Tier 1 CAR was 11.8%.

The US$750 million subordinated debt issued which qualifies as Tier II capital would be included in the balance sheet and in CAR from October 1, 2004.

Table 11
Group Capital

In $ millions	Sep 30 2004 2/	Jun 30 2004 2/	Dec 31 2003	Sep 30 2003
Tier I Capital				
Paid ordinary/preference shares	**1,559**	1,557	1,556	1,556
Disclosed reserves/others	**16,938**	16,806	15,439	15,396
Goodwill	**(7,043)**	(7,152)	(7,371)	(7,489)
	11,454	11,211	9,624	9,463
Tier II Capital				
Cumulative general provisions	**980**	914	768	750
Subordinated debts	**3,260**	3,571	3,531	3,590
Others	**(700)**	(657)	(38)	(69)
	3,540	3,828	4,261	4,271
Total Capital	**14,994**	15,039	13,885	13,734
Risk Weighted Assets	**97,502**	96,641	92,067	90,542

Notes:
1/ Compared to end December 2001, the reduction in the Tier I CAR ratio was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest.
2/ Ratios for 2004 were computed based on the revised MAS capital framework issued on May 28, 2004. Comparatives for 2003 were not restated to the new basis and were computed using Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003	Sep 30 2003
Properties	**566**	538	424	425
Quoted investments	**402**	182	436	324
Total	**968**	720	860	749

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to $1.0 billion at the end of September 2004.

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit attributable to members by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions.

Table 13
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating income	Distribution (%)	Year-to-date Net profit attributable to members	Distribution (%)
Sep 30, 2004						
Singapore	**106,649**	**67**	**2,619**	**67**	**1,453**	**71**
Hong Kong	**40,243**	**25**	**1,039**	**27**	**468**	**23**
Regional countries	**3,456**	**2**	**160**	**4**	**75**	**4**
Rest of the world	**8,696**	**6**	**88**	**2**	**31**	**2**
Sub-total	**159,044**	**100**	**3,906**	**100**	**2,027**	**100**
Goodwill	**7,043**		**-**		**(330)**	
Total	**166,087**		**3,906**		**1,697**	
Dec 31, 2003						
Singapore [1/]	97,655	64	2,520	60	863	59
Hong Kong	39,101	26	1,337	32	486	33
Regional countries [1/]	6,813	4	249	6	68	5
Rest of the world	8,655	6	92	2	38	3
Sub-total	152,224	100	4,198	100	1,455	100
Goodwill	7,371		-		(430)	
Total	159,595		4,198		1,025	
Sep 30, 2003						
Singapore [1/]	98,066	64	1,913	61	650	62
Hong Kong	40,831	27	987	31	327	31
Regional countries [1/]	6,848	4	178	6	45	4
Rest of the world	6,997	5	67	2	31	3
Sub-total	152,742	100	3,145	100	1,053	100
Goodwill	7,489		-		(320)	
Total	160,231		3,145		733	

Note:
1/ Special general provisions for exposures outside Singapore and additional provisions for DTDB's loans are booked in Singapore.

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, South Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Approximately 94% of the Group's operating income were derived from Singapore and Hong Kong operations.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for third quarter 2004 over third quarter 2003.

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The increase in net profit after taxation ($36 million, 43%) was largely due to higher interest income as a result of increased loan volumes and improved net interest margin.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

The increase in net profit after taxation ($27 million, 48%) was mainly attributable to higher interest income resulting from increased loan volumes and fee income from trade and remittances related activities.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, private equity, nominee and trustee services and cash management services.

The increase in net profit after taxation ($54 million, 70%) was due to significant loan recoveries from Singapore corporate loans.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The decrease in net profit after taxation ($12 million, 18%) was mainly due to lower gains from credit and interest rate derivatives trading.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest in nature.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include the central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The following table analyses the results, total assets and total liabilities by business segments:

Table 14
Group Business Segments (3rd Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Operating income	395	184	176	102	90	140	1,087
Operating profit before provisions, taxation and goodwill amortisation	166	122	113	72	64	59	596
Net profit before taxation and goodwill amortisation	146	101	162	72	71	49	601
Taxation	(27)	(18)	(32)	(17)	(14)	(8)	(116)
Net profit after taxation and before goodwill amortisation	119	83	131	55	56	28	472
Goodwill amortisation							(110)
Net profit attributable to members							362
Other Information							
Total assets before goodwill	27,837	15,817	29,123	27,105	30,180	28,982	159,044
Goodwill							7,043
Total assets							166,087
Total liabilities	64,204	14,696	14,035	17,596	15,031	23,188	148,750
Capital expenditure	2	1	1	1	1	18	24
Depreciation	7	4	1	2	2	19	35

Group Business Segments (3rd Qtr 2003)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Operating income	362	156	190	115	90	200	1,113
Operating profit before provisions, taxation and goodwill amortisation	158	99	136	88	68	106	655
Net profit before taxation and goodwill amortisation	106	69	90	88	72	87	512
Taxation	(23)	(14)	(15)	(21)	(14)	(12)	(99)
Net profit after taxation and before goodwill amortisation	83	56	77	67	57	58	398
Goodwill amortisation							(107)
Net profit attributable to members							291
Other Information							
Total assets before goodwill	27,511	14,120	27,974	15,640	35,269	32,228	152,742
Goodwill							7,489
Total assets							160,231
Total liabilities	66,438	14,206	13,744	14,311	13,074	22,709	144,482
Capital expenditure	2	1	1	1	-	8	13
Depreciation	10	4	2	2	2	26	46

Note:
1/ Operating expenses have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of operating income.

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current year's presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Profit and Loss Account

In $ millions	3rd Qtr 2004	3rd Qtr 2003	+/(-) %	2nd Qtr 2004	9 Mths 2004	9 Mths 2003	+/(-) %
Interest income	**984**	911	8	997	2,933	2,715	8
Less: Interest expense	**339**	323	5	346	1,003	968	4
Net interest income	**645**	588	10	651	1,930	1,747	10
Fee and commission income	**247**	259	(5)	240	764	633	21
Dividends	**22**	16	38	36	63	41	54
Rental income	**9**	9	-	8	25	25	-
Other income	**164**	241	(32)	618	1,124	699	61
Operating income	**1,087**	1,113	(2)	1,553	3,906	3,145	24
Less: Staff costs	**241**	219	10	226	717	648	11
Depreciation	**35**	46	(24)	38	117	137	(15)
Other operating expenses	**215**	193	11	218	642	574	12
Goodwill amortisation	**110**	107	3	110	330	320	3
Operating expenses	**601**	565	6	592	1,806	1,679	8
Operating profit before provisions	**486**	548	(11)	961	2,100	1,466	43
Less: Provision for possible loan losses and diminution in value of other assets	**17**	154	(89)	11	78	459	(83)
Operating profit	**469**	394	19	950	2,022	1,007	101
Add: Share of profits less losses of associated and joint venture companies	**22**	11	100	22	62	33	88
Net profit before taxation	**491**	405	21	972	2,084	1,040	100
Less: Taxation	**110**	96	15	106	333	257	30
Share of taxation of associated and joint venture companies	**6**	3	100	6	15	7	114
Net profit after taxation	**375**	306	23	860	1,736	776	124
Less: Minority interests	**13**	15	(13)	13	39	43	(9)
Net profit attributable to members	**362**	291	24	847	1,697	733	132

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Balance Sheet as at

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003[1/]	Sep 30 2003
SHARE CAPITAL				
Share capital	**1,559**	1,557	1,556	1,556
RESERVES				
Share premium account	**2,201**	2,181	2,171	2,168
Other reserve	**4,271**	4,271	4,271	4,271
Capital redemption reserve	**28**	28	28	28
Capital reserve	**(15)**	(8)	(30)	(11)
General reserve	**2,230**	2,230	2,230	2,044
Revenue reserve	**5,926**	5,788	4,670	4,564
	14,641	14,490	13,340	13,064
SHAREHOLDERS' FUNDS	**16,200**	16,047	14,896	14,620
MINORITY INTERESTS	**1,137**	1,124	1,125	1,129
LIABILITIES				
Deposits and balances of banks	**10,453**	10,286	7,497	8,802
Deposits and other accounts of non-bank customers	**107,008**	108,179	108,041	107,056
Bills payable	**389**	357	363	296
Current taxation	**662**	618	500	525
Deferred tax liabilities	**71**	72	104	116
Other liabilities	**17,976**	19,392	15,772	16,131
Other borrowings and debt securities in issue [2/]	**6,918**	6,731	5,604	5,774
- due within one year	**2,459**	2,259	1,882	2,783
- due after one year	**4,459**	4,472	3,722	2,991
Subordinated term debts (unsecured)	**5,273**	5,376	5,693	5,782
- due within one year	**-**	-	25	25
- due after one year	**5,273**	5,376	5,668	5,757
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**166,087**	168,182	159,595	160,231
OFF BALANCE SHEET ITEMS				
Contingent liabilities	**7,960**	7,468	6,984	7,022
Commitments	**70,182**	67,870	60,173	66,957
Financial derivatives	**1,664,247**	1,549,064	1,256,240	1,277,970

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003[1/]	Sep 30 2003
ASSETS				
Cash, and balances and placements with central banks	**5,699**	7,088	5,007	3,645
Singapore Government securities and treasury bills	**13,431**	13,627	11,438	11,628
Trading securities	**10,980**	11,431	6,409	6,144
Balances, placements with, and loans and advances to banks	**23,176**	24,829	27,472	31,067
Bills receivable from non-bank customers	**2,325**	1,939	1,481	1,500
Loans and advances to non-bank customers	**64,896**	63,114	62,854	62,402
Investment securities	**23,985**	23,738	22,852	20,405
Associated and joint venture companies	**546**	548	547	506
Goodwill	**7,043**	7,152	7,371	7,489
Fixed assets	**1,832**	1,856	2,016	2,069
Deferred tax assets	**128**	118	129	129
Other assets	**12,046**	12,742	12,019	13,247
TOTAL ASSETS	**166,087**	168,182	159,595	160,231

Notes:

1/ Audited.

2/ Includes secured amount of $1,550 million as at September 30, 2004 (June 30, 2004: $1,497 million; December 31, 2003: $1,106 million; September 30, 2003: $1,502 million). These are mainly secured by properties and securities.

Unaudited Balance Sheet of DBS Group Holdings Ltd as at

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003[1]	Sep 30 2003
SHARE CAPITAL				
Share capital	**1,559**	1,557	1,556	1,556
RESERVES				
Share premium account	**2,201**	2,181	2,171	2,168
Capital redemption reserve	**28**	28	28	28
Revenue reserve	**3,000**	3,000	3,001	3,001
	5,229	5,209	5,200	5,197
SHAREHOLDERS' FUNDS	**6,788**	6,766	6,756	6,753
LIABILITIES				
Current liabilities	**8**	9	9	9
Deferred tax liabilities	**#**	#	#	#
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**6,796**	6,775	6,765	6,762

In $ millions	Sep 30 2004	Jun 30 2004	Dec 31 2003[1]	Sep 30 2003
ASSETS				
Balances, placements with, and loans and advances to non-bank customers	**3**	3	3	3
Investment in subsidiary companies	**6,793**	6,772	6,762	6,759
TOTAL ASSETS	**6,796**	6,775	6,765	6,762

Other Information	Sep 30 2004	Jun 30 2004	Dec 31 2003[1]	Sep 30 2003
Net asset value per ordinary share ($)				
(i) Based on existing ordinary share capital	**4.50**	4.49	4.53	4.53
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**4.35**	4.35	4.34	4.34

Notes:
1/ Audited.
2/ #: Insignificant

Unaudited Consolidated Statement of Changes in Shareholders' Equity

In $ millions	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	4,271	28	(30)	2,230	4,670	13,340
Exercise of share options pursuant to the DBSH Share Option Plan	3	30						30
Net exchange translation adjustments during the period					(3)			(3)
Net profit attributable to members							1,697	1,697
Final dividends paid on ordinary and preference shares for the previous year							(199)	(199)
Interim dividends paid on ordinary and preference shares for the current year							(224)	(224)
Goodwill transferred on disposal of subsidiary company					18		(18)	-
Balance at September 30, 2004	**1,559** 1/	**2,201**	**4,271**	**28**	**(15)**	**2,230**	**5,926**	**14,641**
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,195	12,682
Exercise of share options pursuant to the DBSH Share Option Plan	1	5						5
Net exchange translation adjustments during the period					8			8
Net profit attributable to members							733	733
Final dividends paid on ordinary and preference shares for the previous year							(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year							(170)	(170)
Balance at September 30, 2003	1,556	2,168	4,271	28	(11)	2,044	4,564	13,064

Note:

1/ During the financial period ended September 30, 2004, DBSH issued 19,475,169 ordinary shares upon the conversion of the non-voting convertible preference shares and 2,676,462 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.

Unaudited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd

In $ millions	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	28	3,001	5,200
Exercise of share options pursuant to the DBSH Share Option Plan	3	30			30
Net profit after taxation				422	422
Final dividends paid on ordinary and preference shares for the previous year				(199)	(199)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(224)	(224)
Balance at September 30, 2004	1,559 1/	2,201	28	3,000	5,229
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Plan	1	5			5
Net profit after taxation				164	164
Final dividends paid on ordinary and preference shares for the previous year				(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at September 30, 2003	1,556	2,168	28	3,001	5,197

Note:

1/ *During the financial period ended September 30, 2004, DBSH issued 19,475,169 ordinary shares upon the conversion of the non-voting convertible preference shares and* 2,676,462 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.

Unaudited Consolidated Cash Flow Statement

In $ millions	9 Mths 2004	9 Mths 2003
Cash flows from operating activities		
Net profit before taxation	2,084	1,040
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	78	459
Depreciation of fixed assets	117	137
Goodwill amortisation	330	320
Share of profits of associated and joint venture companies	(62)	(33)
Net gain on disposal of fixed assets	(4)	(1)
Net gain on disposal of investment securities	(619)	(155)
Operating profit before changes in operating assets & liabilities	1,924	1,767
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	2,401	5,741
Deposits and balances of banks	3,104	3,925
Other liabilities including bills payable	2,266	(87)
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(1,993)	(2,611)
Trading securities	(4,571)	(2,472)
Accounts receivable and other assets	162	(3,389)
Balances, placements with, and loans and advances to other banks	4,177	7,681
Loans and advances to non-bank customers including bills receivable	(6,209)	(3,488)
Tax paid	(171)	(152)
Net cash generated from operating activities (1)	1,090	6,915
Cash flows from investing activities		
Dividends from associated companies	21	32
Purchase of fixed assets	(66)	(44)
Net increase in investment securities	(1,134)	(5,735)
Cash of subsidiary company disposed	(69)	-
Proceeds from disposal of fixed assets	37	60
Acquisition of additional interest in subsidiary companies	-	(239)
Net cash used in investing activities (2)	(1,211)	(5,926)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	33	6
Debt securities and borrowings	1,232	861
Dividends paid to shareholders of DBSH	(423)	(364)
Dividends paid to minority shareholders of subsidiary companies	(26)	(42)
Net cash generated from financing activities (3)	816	461
Exchange translation adjustments (4)	(3)	8
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	692	1,458
Cash, and balances and placements with central banks as at January 1	5,007	2,187
Cash, and balances and placements with central banks as at September 30	5,699	3,645

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

There were 1,469,965,595 issued and fully paid-up ordinary shares at December 31, 2003. During the 9 months ended September 30, 2004, 22,151,631 ordinary shares were issued upon the conversion of non-voting convertible preference shares and the exercise of executive share options, bringing the total outstanding number of ordinary shares to 1,492,117,226 at September 30, 2004. The weighted average number of ordinary shares was 1,490,996,099 for the third quarter 2004.

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between July 1, 2004 and September 30, 2004	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Sep 30, 2004	Dec 31, 2003	Sep 30, 2003
Conversion of non-voting CPS	-	120,436	19,595,605	19,605,059
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	1,681,582	48,215,063	46,155,436	47,000,116

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China

At September 30, 2004, DBSH Group has exposures to certain countries in the Asia Pacific Region. The exposures are determined based on the location of the credit risk of the customers and counter-parties regardless of where the transactions are booked.

The Group's net exposure in the 5 Regional Countries was $9.6 billion at September 30, 2004, an increase of 7% compared to June 30, 2004. Exposure to the 5 Regional Countries amounted to 5.8% of the Group's Total Assets.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at September 30, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,825	1,500	3,800	1,193	1,692	9,626	5.8%	205
Malaysia	1,518	295	1,711	89	1,124	2,489	1.5%	145
Indonesia	231	165	649	68	165	948	0.6%	26
Thailand	136	167	85	401	44	745	0.4%	34
Korea	2,875	629	1,267	10	358	4,423	2.7%	-
The Philippines	65	244	88	625	1	1,021	0.6%	-
Hong Kong	4,036	2,747	25,053	11,734	14,172	29,398	17.7%	516
China	2,091	24	1,104	32	729	2,522	1.5%	73
TOTAL	**10,952**	**4,271**	**29,957**	**12,959**	**16,593**	**41,546**	**25.0%**	**794**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at June 30, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,927	1,064	3,779	1,138	1,896	9,012	5.3%	370
Malaysia	1,404	50	1,662	88	1,140	2,064	1.2%	146
Indonesia	272	206	555	67	247	853	0.5%	32
Thailand	58	17	210	412	44	653	0.4%	188
Korea	3,126	573	1,266	6	463	4,508	2.7%	-
The Philippines	67	218	86	565	2	934	0.5%	4
Hong Kong	4,676	3,091	24,735	11,989	14,954	29,537	17.5%	544
China	2,549	18	1,075	65	1,418	2,289	1.4%	120
TOTAL	**12,152**	**4,173**	**29,589**	**13,192**	**18,268**	**40,838**	**24.2%**	**1,034**

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2003 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	5,016	1,104	6,395	955	1,954	11,516	7.3%	1,545
Malaysia	1,280	13	1,356	90	1,034	1,705	1.1%	233
Indonesia	126	56	365	73	128	492	0.3%	55
Thailand (excluding DTDB)	231	9	221	63	214	310	0.2%	188
Korea	3,326	531	885	1	577	4,166	2.6%	17
The Philippines	46	149	103	604	1	901	0.6%	8
DTDB [3/]	7	346	3,465	124	-	3,942	2.5%	1,044
Hong Kong	2,457	2,013	23,235	11,935	13,238	26,402	16.5%	643
China	965	24	692	21	393	1,309	0.8%	130
TOTAL	**8,438**	**3,141**	**30,322**	**12,911**	**15,585**	**39,227**	**24.6%**	**2,318**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated at June 30, 2004.

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at September 30, 2003 are as follows:

In $ millions Assets in	Loans and debt securities: Bank	Loans and debt securities: Central Banks & Govt. Securities	Loans and debt securities: Non-Bank [1/]	Investments	Less: Intercompany Loans/ Investments in Financial *Subsidiaries/* Overseas Branches	Net Exposure: Amount	Net Exposure: As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,597	1,137	6,424	921	1,683	11,396	7.1%	1,636
Malaysia	1,060	8	1,118	95	894	1,387	0.9%	268
Indonesia	115	36	354	75	124	456	0.3%	65
Thailand (excluding DTDB)	43	93	218	64	81	337	0.2%	194
Korea	3,330	545	1,142	2	579	4,440	2.8%	17
The Philippines	42	103	146	582	5	868	0.6%	36
DTDB [3/]	7	352	3,446	103	-	3,908	2.4%	1,056
Hong Kong	2,201	2,237	22,965	12,944	14,077	26,270	16.4%	750
China	995	22	643	-	380	1,280	0.8%	135
TOTAL	**7,793**	**3,396**	**30,032**	**13,865**	**16,140**	**38,946**	**24.3%**	**2,521**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.
3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated at June 30, 2004.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions

At September 30, 2004, DBSH Group's total non-performing loans ("NPLs") amounted to $1.934 billion. Out of the total NPLs of $1.934 billion, $0.974 billion (50%) were secured by collateral.

Details of DBSH Group's NPLs and provisions at September 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	935	516	205	278	1,934
- Substandard	645	370	114	221	1,350
- Doubtful	99	47	1	38	185
- Loss	191	99	90	19	399
NPLs as a % of Group total assets	0.6%	0.3%	0.1%	0.2%	1.2%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.2%	2.2%	6.0%	5.8%	2.6%
Total Cumulative Provisions	764	420	340	228	1,752
- Specific provisions	368	178	95	74	715
- General provisions	396	242	245	154	1,037
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.2%	0.1%	1.1%
- NPLs in the respective countries	82%	81%	167%	82%	91%
- Unsecured NPLs in the respective countries	194%	217%	320%	86%	183%

Details of DBSH Group's NPLs and provisions at June 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	965	544	370	303	2,182
- Substandard	672	389	274	245	1,580
- Doubtful	97	46	6	38	187
- Loss	196	109	90	20	415
NPLs as a % of Group total assets	0.6%	0.3%	0.2%	0.2%	1.3%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.4%	2.3%	12.5%	6.9%	3.0%
Total Cumulative Provisions	773	425	391	230	1,819
- Specific provisions	382	182	148	82	794
- General provisions	391	243	243	148	1,025
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.2%	0.1%	1.1%
- NPLs in the respective countries	80%	78%	106%	76%	83%
- Unsecured NPLs in the respective countries	188%	214%	146%	81%	156%

Notes:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines

3. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at December 31, 2003 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2] DTDB [3]	Regional Countries[2] Others	Other Countries	Total
Non-Performing Loans	1,255	643	1,044	501	337	3,780
- Substandard	842	475	839	352	269	2,777
- Doubtful	42	66	20	49	27	204
- Loss	371	102	185	100	41	799
NPLs as a % of Group total assets	0.8%	0.4%	0.7%	0.3%	0.2%	2.4%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	3.3%	2.9%	28.8%	19.0%	8.5%	5.2%
Total Cumulative Provisions	851	418	561	389	168	2,387
- Specific provisions	475	190	378	193	87	1,323
- General provisions	376	228	183	196	81	1,064
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.4%	0.2%	0.1%	1.5%
- NPLs in the respective countries	68%	65%	54%	78%	50%	63%
- Unsecured NPLs in the respective countries	173%	180%	105%	111%	53%	124%

Details of DBSH Group's NPLs and provisions at September 30, 2003 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2] DTDB [3]	Regional Countries[2] Others	Other Countries	Total
Non-Performing Loans	1,472	750	1,056	580	285	4,143
- Substandard	932	529	893	396	186	2,936
- Doubtful	54	97	10	78	77	316
- Loss	486	124	153	106	22	891
NPLs as a % of Group total assets	0.9%	0.5%	0.7%	0.4%	0.2%	2.6%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	3.9%	3.3%	29.4%	20.7%	6.7%	5.7%
Total Cumulative Provisions	953	465	575	427	185	2,605
- Specific provisions	582	237	392	227	106	1,544
- General provisions	371	228	183	200	79	1,061
Total Cumulative Provisions as a % of:						
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.6%
- NPLs in the respective countries	65%	62%	54%	74%	65%	63%
- Unsecured NPLs in the respective countries	152%	164%	100%	106%	73%	122%

Notes:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines
3/ Includes special general provision for regional exposures and additional specific provision for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

3. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In $ millions	September 30, 2004 NPLs	September 30, 2004 Specific Provisions	June 30, 2004 NPLs	June 30, 2004 Specific Provisions	December 31, 2003 NPLs	December 31, 2003 Specific Provisions	September 30, 2003 NPLs	September 30, 2003 Specific Provisions
Customer loans								
Manufacturing	409	180	583	234	894	360	884	373
Building and Construction	239	60	251	57	414	98	487	141
Housing Loans	266	73	253	74	333	90	339	89
General Commerce	187	79	187	93	573	287	702	347
Transportation, Storage and Communications	31	9	45	4	98	25	124	34
Financial Institutions, Investment and Holding Companies	122	46	128	45	199	65	247	80
Professionals and Private Individuals (except Housing Loans)	227	103	219	100	276	133	274	150
Others	282	88	351	103	695	165	744	196
Sub-total	1,763	638	2,017	710	3,482	1,223	3,801	1,410
Debt securities	145	65	145	65	184	73	219	107
Contingent items	26	12	20	19	114	27	123	27
Total	1,934	715	2,182	794	3,780	1,323	4,143	1,544

Analysis of Non-Performing Loans by Period Overdue

In $ millions	September 30, 2004	June 30, 2004	December 31, 2003	September 30, 2003
Non-default	646	682	1,695	1,633
Default loans	1,288	1,500	2,085	2,510
Less than 3 months	288	387	448	459
3 to 6 months	242	172	256	483
Over 6 months	758	941	1,381	1,568
Total	1,934	2,182	3,780	4,143

4. Financial Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities" respectively. Non-trading derivative financial instruments are accounted for on an accrual basis.

	September 30, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,269,871	6,299	5,745	20,550	766	249
Foreign Exchange Derivatives	337,607	1,788	1,752	5,265	55	70
Equity Derivatives	12,923	119	495	-	-	-
Credit Derivatives	15,610	79	117	2,421	37	-
Total	**1,636,011**	**8,285**	**8,109**	**28,236**	**858**	**319**

	June 30, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,218,099	6,159	5,581	20,545	644	158
Foreign Exchange Derivatives	275,537	1,753	1,969	6,602	33	99
Equity Derivatives	12,766	104	355	-	-	-
Credit Derivatives	13,090	90	114	2,425	77	-
Total	**1,519,492**	**8,106**	**8,019**	**29,572**	**754**	**257**

	December 31, 2003					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	994,037	6,733	6,118	24,114	852	237
Foreign Exchange Derivatives	211,723	2,014	1,822	5,664	34	137
Equity Derivatives	8,444	36	196	544	#	-
Credit Derivatives	9,292	82	109	2,422	77	-
Total	**1,223,496**	**8,865**	**8,245**	**32,744**	**963**	**374**

Note:
1/ #: Insignificant

5. Daily Earnings at Risk and Trading Income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from October 1, 2003 to September 30, 2004.

In $ millions	As at September 30, 2004	October 1, 2003 to September 30, 2004		
		Average	High [1/]	Low [1/]
Interest rate	28.6	27.2	39.8	20.8
FX	3.4	6.0	14.2	2.3
Equity	6.2	5.2	7.5	0.0
Diversification effect	(11.6)	(13.3)	-	-
Total	26.6	25.1	38.4	19.0

Note:
1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from October 1, 2003 to September 30, 2004.


DBSH Group DEaR for Trading Book
No. of Days
40
35
30
25
20
15
10
5
0
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
DEaR (S$ million)


Daily Distribution of Group Trading Income
No. of days
60
50
40
30
20
10
0
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
>24-26
Trading income (S$ million)

6. Dividend

Dividends are declared semi-annually by the Board following the financial results announcement for the half year and full year. No dividend has been declared for the third quarter ended September 30, 2004.

7. Subsequent Event

On October 1, 2004, DBS Bank issued an international offering of US$750 million 5% subordinated notes due 2019. They have a 15-year maturity with a call option and coupon step-up after the tenth year.

The notes qualify as Upper Tier 2 capital of DBS Bank. They were priced at 105 basis points above the benchmark 10-year U.S. Treasury to give a coupon of 5%. If the notes are not called, the interest rate will on the call date be reset at a floating rate equal to 1.61% over six-month LIBOR.